Exhibit 12.1

News Corporation

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2007	2006
Earnings:
Income before income tax expense and minority interest in subsidiaries	$1,180	$1,397
Add:
Equity earnings from affiliates	(246)	(243)
Dividends received from affiliates	19	14
Fixed Charges, net of capitalized interest	260	239
Amortization of capitalized interest	9	6

Total earnings available for fixed charges	$1,222	$1,413

Fixed charges:
Interest on debt and finance lease charges, net of capitalized interest	$213	$200
Capitalized interest	8	4
Interest element on rental expense	47	39

Total fixed charges	$268	$243

Ratio of earnings to fixed charges	4.6	5.8